Exhibit 99.1

360 Finance Announces Change to Board of Directors

SHANGHAI, China, March 27, 2020 (GLOBE NEWSWIRE) — 360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”), a leading digital consumer finance platform, today announced that Mr. Wei Liu, a member of the board of directors (the “Board”), has been appointed as the vice chairman of the Board, effective immediately, Mr. Jiang Wu, the chief financial officer the Company, has joined the Company’s Board as a director, effective immediately, and Ms. Fan Zhang has resigned from the Board due to personal reasons, effective from March 25, 2020.

Mr. Wei Liu has served as 360 Finance’s director since September 2018. Mr. Liu has been serving as senior vice president of 360 group since 2018. Between 2015 and 2018, Mr. Liu served as chairman and CEO of Beijing Qibutianxia Technology Co., Ltd., an affiliate of 360 Group. During this period, he, together with our current management team, co-built and developed the Company’s business. From 2014 to 2015, Mr. Liu worked with 360 Group as a vice president. Prior to joining 360 Group, Mr. Liu worked with Ping An Ventures, a venture capital fund under Ping An Insurance (Group) Company of China, Ltd., as the general manager from 2011 to 2014. From 2008 to 2011, Mr. Liu worked with the investment department of Shengda Group as an investment director. Prior to that, Mr. Liu worked with the investment department of Fosun Capital as an investment director. Mr. Liu received his bachelor’s degree in international trade from Shanghai University of International Business and Economic in 2000.

Mr. Jiang Wu has served as 360 Finance’s chief financial officer since April 2018. Before joining the Company, Mr. Wu worked as the director of various departments of PRC National Equities Exchange and Quotations from January 2013, in charge of supervising the listing applications, listing companies and institutions providing listing services successively. Prior to that, Mr. Wu worked with corporate finance department at China Minsheng Bank (SHA: 600016), in charge of cross-border structured finance products from April 2012. From July 2006 to March 2012, Mr. Wu worked at the investment banking department of Citigroup Global Markets Asia Limited. From November 2003 to August 2004, Mr. Wu worked as a legal consultant at O’Melveny & Myers. Mr. Wu received his bachelor’s degree and master’s degree in international law from China Foreign Affairs University in 2001 and 2004, respectively, and his MPA degree from Columbia University in 2006. Mr. Wu has PRC Legal Professional Qualification.

Mr. Hongyi Zhou, the chairman of the Board, commented, “On behalf of the Board, I would like to thank Ms. Fan Zhang for her services to 360 Finance. We wish her the best in her future endeavors. At the same time, we warmly welcome Mr. Wei Liu and Mr. Jiang Wu to their new positions. Mr. Liu and Mr. Wu are veteran members in business management. We have been working with each other seamlessly before this appointment. We believe that they will continue to play a positive role in the future development of 360 Finance and deliver long-term shareholder value.”

About 360 Finance

360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”) is a leading digital consumer finance platform and the finance partner of the 360 Group. The Company provides tailored online consumer finance products to prime, underserved borrowers funded primarily by its funding partners. The Company’s proprietary technology platform enables a unique user experience supported by resolute risk management. When coupled with its partnership with 360 Group, the Company’s technology translates to a meaningful borrower acquisition, borrower retention and funding advantage, supporting the rapid growth and scaling of its business.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 360 Finance may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 360 Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in 360 Finance’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 Finance does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 Finance

E-mail: ir@360jinrong.net

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com